Exhibit (a)(v)

SUNAMERICA INCOME FUNDS

CERTIFICATE OF AMENDMENT TO DECLARATION OF TRUST

I, Gregory N. Bressler, the duly elected Secretary of SunAmerica Income Funds (the “Trust”), a Massachusetts business trust, hereby certify as follows:

1. That the Trust was organized as Massachusetts business trust under a Declaration of Trust dated April 24, 1986, as amended (as so amended, referred to as the “Declaration of Trust”).

2. That Section 11.2 of the Declaration of Trust has been amended by the Trustees of the Trust at a meeting of the Board of Trustees of the Trust held on February 21, 2006 to read as follows:

11.2 Termination of Trust.

(a) The Trust, any series of the Trust, or any class of any series of the Trust may be terminated (i) by a Majority Shareholder Vote at any meeting of Shareholders, (ii) by an instrument in writing, without a meeting, signed by a majority of the Trustees and consented to by holders constituting a Majority Shareholder Vote or (iii) by the Trustees by written notice to the Shareholders of the Trust or that particular series or class, as applicable. Upon the termination of the Trust or any series of the Trust:

(i) The Trust or series of the Trust shall carry on no business except for the purpose of winding up its affairs;

(ii) The Trustees shall proceed to wind up the affairs of the Trust or series of the Trust and all of the powers of the Trustees under this Declaration shall continue until the affairs of the Trust or series of the Trust shall have been wound up, including the power to fulfill or discharge the contracts of the Trust or series of the Trust, collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust Property or Trust Property of the series to one or more persons at pubic or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate its business; provided that any sale, conveyance, assignment, exchange, transfer or other disposition of all or substantially all of the Trust Property shall require approval as set forth in Section 11.4.

(iii) After paying or adequately providing for the payment of all liabilities, and upon receipt of such releases, indemnities and refunding agreements, as they deem necessary for their protection, the Trustees shall distribute the remaining Trust Property or Trust Property of the series, in cash or in kind or partly each, among the Shareholders of the Trust or the series according to their respective rights.

The foregoing provisions shall apply mutatis mutandis to the termination of any class.

(b) After termination of the Trust or series or class and distribution to the Shareholders of the Trust or series or class as herein provided, a majority of the Trustees shall execute and lodge among the records of the Trust an instrument in writing setting forth the fact of such termination, and the Trustees shall thereupon be discharged from all further liabilities and duties hereunder with respect to the Trust or series or class, and the rights and interest of all Shareholders of the Trust or series or class shall thereupon cease.

IN WITNESS WHEREOF, I have hereunto set my hand this 16th day of March, 2006.

By:
Name:	Gregory N. Bressler
Title:	Secretary